Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-256893, 333-147955, and 333-116160) on Form S-8 and (Nos. 169223 and 333-141545) on Form S-3 of our report dated March 16, 2023, with respect to the consolidated financial statements of Revlon, Inc.

Our report on the consolidated financial statements dated March 16, 2023 contains an explanatory paragraph that states the Company has filed a Joint Plan of Reorganization of Revlon, Inc. and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

New York, New York
March 16, 2023